
02042200

6/27

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Curlew Lake Resources

*CURRENT ADDRESS

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1928 FISCAL YEAR 1-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/27/02

File No.: 82-1978


Curlew
Lake Resources Inc.

AR/S
1-31-02
02 JUN 27 AM 12: 12

CWQ-TSX Venture Exchange

2001-2002 Annual Report

A Junior Oil and Gas Company

CORPORATE PROFILE

Curlew Lake Resources Inc. is an independent oil and gas exploration, development and production company with operations in the western sedimentary basins of Canada and the United States. Management has undertaken to maximize shareholders' value through a combination of participation in low-risk development and acquisition of oil and gas properties, as well as participation in high-risk, very high potential, exploration projects. The Company's common shares are listed on the Canadian Venture Exchange under the symbol CWQ.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Shareholders will be held at the office of David A. Schwartz, Barrister & Solicitor, Suite #600 - 580 Hornby Street, Vancouver, British Columbia on Friday, July 19, 2002, at 2:00 p.m. pacific time.

CONTENTS

ABBREVIATIONS

BBL	Barrels of oil or natural gas liquids	BOPD	Barrels of oil per day
BCF	One billion cubic feet	MCF	Thousands of cubic feet
BOE	Barrels of oil equivalent (10,000 cubic feet of natural gas being equivalent to one barrel of oil)	MMCF	Millions of cubic feet
		MMCFD	Millions of cubic feet per day
		MSTB	Thousand stock tank barrels
BOEPD	Barrels of oil equivalent per day	NGL	Natural gas liquids

REPORT TO THE SHAREHOLDERS

The Company has continued to concentrate its efforts on the major oil and gas projects in which it is currently positioned. We have participated in selected exploration and development projects as a working interest owner, sharing both risk and rewards with other participants. We do not currently operate any of the projects in which we have an interest, although the Company has acted as operator of projects in the past and may do so in the future. During the past year activities of the Company were primarily in the Turner Valley area just south of Calgary, Alberta. This year we expect continued and accelerated activity in Turner Valley, as well as renewed activity on the Ekho Project in southern California.

The energy industry is undoubtedly one of the most fascinating in the world at this time. The world oil industry is now producing approximately twice the volume of crude it is finding each year. The discovery rate continues its decline uninterrupted. About 70% of the oil being consumed today was found 25 years ago or more. The world is not running out of oil or gas yet, however the end of abundant and cheap oil and gas is in sight. The search for sizeable new reserves must now go to deeper, more remote, and more difficult environments; all of which are more expensive. For these reasons, much of the available capital has tended to be attracted to the lower risk of acquiring oil and gas reserves through mergers and acquisitions.

The management of Curlew Lake has opted to concentrate the company's limited resources in the exploration and development area, where discoveries can carry greater rewards. We are of the opinion that a number of large bypassed pools of conventional oil and gas remain to be discovered in the western sedimentary basins of North America. High initial production rates from new discoveries on this type of pool can quickly recover drilling investment, including dry holes, provided the target is large enough. Considering these factors, we feel fortunate to be participating in several projects that, although deeper and difficult, are not remote.

On our Turner Valley Project, just south of Calgary, Alberta, the three wells now producing (two on Company interest lands) have clearly established the validity of the geological model. The current geological interpretation indicates a long (37km - 23 mile), deep (+/-3,000m - 10,000 feet) anticlinal structure that generally underlies and is adjacent to the current/historical Turner Valley field.

Three additional wells have been drilled, two of them awaiting final completion and production testing; the other, on a deeper Devonian structure, is completed awaiting deepening of a second well and pipeline access. Some discussion is ongoing over how much of the Regional Mississippian reservoir is composed of a gas cap and how much is an underlying oil pool. These questions will be answered as more wells are brought into production at different locations and elevations on the main Mississippian Turner Valley Regional structure. The three wells now producing are classified as gas wells; however the two on Company interest lands are reported to be producing significant quantities of high grade oil, with the oil to gas ratio increasing with the flow rates. Over the next few months we expect to be receiving revenue from four more wells in this area. The Company holds interests ranging from 1.25% to 10%, with an average of about 4.375%, in approximately 25,000 acres in the Turner Valley area. We expect the Company to be participating in many more wells in this area in coming years.

The Ekho Project is another major exploration play in which the Company is participating. The initial well in the project, the Ekho No. 1, was drilled in the year 2000 on the eastern flank of the East Lost Hills play about 40 miles northwest of Bakersfield, California. The well reached 19,085 feet in 86 days with oil and

REPORT TO THE SHAREHOLDERS (cont'd...)

gas shows over 2,500 feet in four separate intervals. The primary target, about 450 feet of Vedder Sand in the Lower Temblor Section, proved to be saturated with 48 gravity oil and 1460 Btu gas, however low permeability prevented immediate commercial production.

This well was financed primarily by nine Canadian junior resource companies, and after the drilling and initial testing all but Curlew Lake dropped out. We have examined all the data and concluded that a reasonable chance of success exists with current technology. The operator of the project, Tri-Valley Oil & Gas Co., has brought in a team of worldwide experts in reservoir stimulation techniques under the leadership of Roland Blauer, President of Resource Services of Larkspur, Colorado. In a news release last year the President of Tri-Valley, Joseph R. Kandle stated "The Ekho No. 1 zones pose engineering challenges similar to what finally became the giant Jonah Field in Wyoming, challenges that were solved by persistence and advanced technology. We now have the technology and the well is sitting with 10,000 pounds of pressure ready for application of that technology". In the same news release the CEO of Tri-Valley, Lynn Blystone states "While not risk free, we believe the upside potential so far defined offers our shareholders and partners an exceptional opportunity and we believe the data will enable us to attract the necessary capital to fully test the well".

Curlew Lake currently has a 5% working interest in the well and play, and after recent discussions with the principals of Tri-Valley, we are considering increasing our interest provided suitable financing is available prior to the commencement of the stimulation program. The well has recently been opened in preparation for the program, which is expected to commence in coming months. With success in this well, the operator has targeted an additional 40 locations for drilling on the acreage held in the area.

The Forum Project in the City of Inglewood, California is still inactive. The operator advised they will require more corporate cash flow before reactivating the project. This prospect, although potentially large and relatively low risk; is in a difficult sensitive urban environment, and will require patience, time and considerable capital. We have retained a 5.5% interest in the project.

In closing, we wish to express our thanks to the staff and directors of the Company and to our many shareholders for their continued support.

On Behalf of the
Board of Directors



"Robert B. Pincombe"
President

May 20, 2002

OIL & GAS OPERATIONS

Turner Valley Oil and Gas Project, Alberta

In the main target area, referred to as Turner Valley North, work to date has led to a geological interpretation indicating a long (37km/23 mile) deep anticlinal structure that generally underlies and is adjacent to the current/historical Turner Valley field and associated overthrust fault blocks.

Five wells have been successfully drilled on Company interest lands in this area, and three have been successfully tested to date. Of the other two, one has been drilled, logged and cased and awaits completion and production testing; and the other will be readied for production as soon as an adjoining well has been deepened and the required pipeline constructed. Two of the five wells are now on production and another has been successfully tested.

The first successful well drilled by our group in the southern portion of our Turner Valley land holdings discovered a deep Devonian gas reservoir. A report dated July 12, 1999, by Farries Engineering (1997) Ltd. of Calgary, Alberta, provided a Reserve and Economic Evaluation of the Hartell Wabamum Crossfield D-1 Pool, which includes our discovery well at 4-13-19-2 W5M and the proposed deepening of the 11-12-19-2 W5M well. Total Proven and Probable Reserves net to Curlew Lakes interest are reported as 4,536.5 million Cubic Feet (MMCF) of raw gas; 2,948.7 MMCF sales gas; 65.3 thousand Barrels (MBLLS) of condensate; and 40.8 thousand long tons (MLT) of sulphur. This pool is in a deep Devonian reservoir on the southern portion of our Turner Valley land holdings. On March 31, 2001 the Company and its partners entered into an agreement with Fortune Energy Inc. whereby Fortune will deepen and complete, at its sole cost of in excess of $2.5 million, the Stampede et al HZ Hartell 11-12-19-2 W5M well, and tie in both the 4-13 and the 11-12 gas wells for production. Prior to the earn-in by Fortune, Curlew Lake and partners will first recoup approximately $3.8 million (Curlew Lake share is 10% or $380,000) related to the original drilling and completion of the 4-13 well. Fortune will earn 50% of Curlew Lakes interest in these two wells and associated lands and become the operator of the Turner Valley South gas pool lands. It was expected that these wells would be in production in 2001; however a number of factors delayed the project. We have been assured the two wells will commence production this year at no further cost to Curlew Lake.

On lands farmed out to Imperial Oil in the north central portion of the Turner Valley lands, the 2-21-21-3 W5M and the 10-16-21-3 W5M wells have now been placed on production. Both wells have been connected to a new 23 km pipeline built by Impact Energy Inc., which delivers the gas and associated liquids (oil) to the Quirk Creek gas plant owned by Imperial Oil several miles west of the wells. Actual production capability of these wells is still uncertain, as gas production has been restricted to reduce the increasing production of oil, which has caused pipeline and gas plant problems. We are confident all these problems will be solved soon, and that production will be increased. Both wells have been completed as Mississippian Turner Valley gas wells. This Mississippian structure is at a depth of approximately 10,000 feet. The Company holds a royalty interest until payout and then a 1.312% to 2.188% (depending on whether the wells are classified as gas or oil wells) after payout working interest. This will provide the Company with income from another two wells at no further cost.

On June 27, 2001 the Company concluded a sale and farmout agreement of its interest in a section (640 acres) of P&NG rights in the northern portion of its Turner Valley land holdings. The agreement, with Impact Energy Inc., covers land immediately adjacent to Impacts Whiskey Creek gas discovery well, which is now producing (see news release by Impact Energy dated November 23, 2001). Under the terms of the agreement, Curlew Lake sold a working interest of 1.09375% for $56,000.00 plus 17,500 common voting shares of Impact. Impact has also farmed in to an additional 49.8% working interest in this lease, of which Curlew Lakes pre farmout interest was 3.2813%. After cost recovery by Impact of the cost of drilling and completing a well on the lease (estimated at $6,754,030), .8531% of the farmed out interest will revert back to Curlew Lake. Curlew Lake also retained a 1.575% direct working interest in the lease. This interest is the subject of an agreement dated November 1, 2001, whereby Curlew Lake will be carried for 100% of its 1.575% share of the costs (now estimated at $133,395) of drilling and completing the well, and receive 15% before payout and 50% after payout on the interest. Subsequent to the drilling and completion of this 3400 metre development well, which commenced drilling on February 9, 2002, Curlew Lake will hold a royalty and carried interest of 15% of its original interest before payout and a working interest of 1.6406% after payout. The well, the Impact et al Calgary 3-8-22-3 W5M, reached total depth of 3405 metres on May 4, 2002. The well has been logged and cased to total depth. A completion program is expected to commence in the near future.

The Stampede Turner Valley 2-34-20-3 W5M well commenced drilling on August 21 and reached total depth on November 9, 2000. This well is located about 3 miles south of the 10-16 well noted above, and was drilled to test the Regional Turner Valley formation. The well was logged and cased to the top of the Regional Turner Valley formation in preparation for an open hole completion. The operator reports 31m (100 feet) of net reservoir of good quality and definitely oil bearing. The well has been completed for production with tubing and wellhead installed. Production flow testing was delayed by environmental concerns for most of the past year; however final testing and production commenced on April 5, 2002 after final approval to resume the program and build a short pipeline was received from the EUB in Alberta. The pipeline has now been constructed and the well is currently on final clean up production testing. The flow rate of the well will be reported when reliable numbers are available.

Negotiations are ongoing by the Company and its partners to sell and/or farm out other lands in the Turner Valley, in order to speed up development work in the area and reduce funding requirements until sufficient cash flow is established to fund development internally. The Company holds interests ranging from 1.25% to 10%, with an average of about 5%, in approximately 25,000 acres in the Turner Valley area.

Ekho Oil Project, San Joaquin Valley, California

The Company signed a Letter of Intent with Tri-Valley Oil and Gas (TVOG) in July 1999 followed by a formal participation Agreement and Joint Operating Agreement on August 24, 1999. The agreement provided for Curlew Lakes participation in the Ekho Project by funding 5% of the estimated U.S. $9,500,000 cost of reimbursing TVOG for land and data costs and the drilling of a test well to 19,000 feet in the center of the south San Joaquin Valley near Bakersfield, California. The Company must participate in a total of three wells to fully earn into the project. TVOG retains a 12.5% carried interest to payout, which converts to a 25% working interest after payout on the first three wells. The Companys share of costs will be 5% before payout and 3.75% after payout, and its share of working interest revenue will be 4.375% before payout and 3.75% after payout. The Canadian Venture Exchange accepted for filing the Letter of Intent agreement on this project by letter of July 30, 1999.

Located 40 miles northwest of Bakersfield, California, the Ekho No. 1 was the first of three wells scheduled to test a large structurally controlled stratigraphic trap identified geologically and confirmed by seismic data. The target formation is the Temblor sandstones, a thick package of Middle and Lower Miocene horizons in which previous drilling identified hydrocarbon prone sections.

Drilling of the Ekho No. 1 well began on February 7, 2000, and on May 7, 2000 the well had reached total depth of 19,085 feet, under budget and ahead of schedule. Logging and interpretation of the well was completed in mid-May and as a result of the analysis of all core and log data a decision was made to proceed with completion and production testing. The drilling indicated that the primary target, the Vedder Sand, has a gross sand thickness of 440 feet. The Phacoides, a secondary target, has a gross sand thickness of 160 feet over two intervals. As originally projected, other horizons with indications of hydrocarbons include the Olcese and Antelope/MacDonald intervals. Based on log interpretation there is potential for hydrocarbons in all the sands.

Casing was run into the top of the Vedder Sands at 18,015 feet, and the Vedder and Phacoides section was then openhole production tested from the top of the Vedder to T.D. at 19,085 feet. Flow testing, completed by June 27, 2000, produced high quality oil with an API of 48.7 degrees. Associated natural gas has a net BTU content of 1,460 with no water, H_2S, CO_2 or nitrogen. Subsequent wireline work revealed the presence of plugging in the open hole section. As a consequence it was determined that the open hole completion had not resulted in a reliable flow test. The operator recommended a program to clean out the hole and install a liner to obtain an accurate test of the well. The Companys proportionate share of the additional work program was U.S. $51,445. The clean out and liner installation program was essentially completed by August 17, 2000. The operator ran a slotted liner through the Vedder zone, from 18,015 feet to 18,440 feet, which in TVOGs opinion represents 90% of the potential of the open hole. Subsequent flow testing indicated insufficient flow rates. It was the opinion of the operator and partners that the Vedder interval justified a hydraulic fracturing program. Of the original budget for additional testing funded by partners in the amount of $1,028,900, some $653,900 remained available as of August 19, 2000.

It was decided to proceed with a three-stage frac program, a data frac, a test frac and a final frac, if justified by the results of the test frac. The data frac was completed by September 23 and did not indicate a clear cut fracturing. An encouraging note at this point was the unusually rapid pressure build-up after shut in on September 28, 2000. The operator reported that on December 31, 2000 U.S. $218,225 was still on hand, and would be held pending possible future abandonment costs.

Petrographic studies and reciprocal production testing completed in 2001 have confirmed that a further hydraulic fracturing program is indicated. The well is currently open in preparation for a frac program, after being shut in with a wellhead pressure of approximately 10,000 psi. Curlew Lake has indicated its intent to participate in further testing programs on this well. A number of other participants in the well have dropped out of the play and will be replaced by the operator prior to commencing the new work programs. TVOG have recently announced that a frac program will commence in 2002.

Although drilling of the Ekho No 1 well was accomplished ahead of schedule and under budget, the completion and testing programs have put the project over budget. The Company will have to raise additional funds to maintain its 5% interest in the play. It is the opinion of management that this well and the overall project has exceptional risk/reward aspects, and the Company will make every effort to maintain its interest.

Other Projects

The Company retains a 5.5% working interest in the Forum Prospect in the City of Inglewood, California. The operator has advised that they will re-activate the project following the establishment of sufficient corporate cash flow.

The Company holds a 5% working interest in the 2600-acre Camp Colorado shallow gas prospect in Coleman County, Texas. Two successful gas wells have been drilled and placed on production to date, proving the prospect has multi-zone production potential.

During the past year the Company relinquished all interest in the Buckhorn Mountain mineral claims optioned to Crown Resources Corp. in Washington State. Both Battle Mountain Gold Company and Crown Resources had abandoned the claims, as they have been unsuccessful in acquiring a production permit on the adjoining gold deposit in environmental review procedures over the past 11 years. We have to assume that Washington State is out of bounds to mineral development.

DAVIDSON & COMPANY — Chartered Accountants — A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Curlew Lake Resources Inc.

We have audited the consolidated balance sheets of Curlew Lake Resources Inc. as at January 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.



Chartered Accountants

Vancouver, Canada
March 13, 2002

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

CONSOLIDATED BALANCE SHEETS

As at January 31, 2002

	2002	2001
ASSETS		
Current		
Cash	$ 16,132	$ 20,834
Receivables	2,489	2,908
Prepaid expenses	-	1,519
	18,621	25,261
Long-term investment (Note 3)	1	1
Capital assets (Note 4)	11,281	14,288
Resource properties and equipment (Note 5)	2,754,093	2,569,690
	$ 2,783,996	$ 2,609,240
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 374,318	$ 93,195
Loan payable (Note 6)	15,000	25,000
	389,318	118,195
Due to a related party (Note 7)	235,076	189,900
	624,394	308,095
Shareholders' equity		
Capital stock (Note 8)	10,941,253	10,841,253
Deficit	(8,781,651)	(8,540,108)
	2,159,602	2,301,145
	$ 2,783,996	$ 2,609,240

Nature and continuance of operations (Note 1)

On behalf of the Board:


Director


Director

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Year ended January 31, 2002

	2002	2001
INCOME		
Petroleum and natural gas sales, net	$ 12,749	$ 8,238
	8,238	51,055
EXPENSES		
Depletion and amortization	3,396	5,308
Interest and bank charges	22,675	17,752
Investor relations	2,645	3,352
Management fees	60,000	60,000
Office and miscellaneous	21,203	20,614
Production	-	7,468
Professional fees	18,547	8,931
Regulatory and transfer fees	26,483	10,823
Rent	24,571	50,554
Telephone	10,704	10,219
Travel and promotion	9,000	10,496
Wages and benefits	24,314	39,766
	223,538	245,283
Loss before other items	(210,789)	(237,045)
OTHER ITEMS		
Write-off or write-down of resource properties and equipment (Note 12)	(30,754)	(65,321)
Gain (loss) on sale of resource properties (Note 5)	-	(52,908)
Site restoration costs	-	(3,300)
	(30,754)	(121,529)
Loss for the year	(241,543)	(358,574)
Deficit, beginning of year	(8,540,108)	(8,181,534)
Deficit, end of year	$ (8,781,651)	$ (8,540,108)
Basic and diluted loss per share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	32,154,252	29,735,799

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended January 31, 2002

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (241,543)	$ (358,574)
Items not affecting cash:		
Depletion and amortization	3,396	5,308
Interest accrued on amounts due to related party	-	7,244
Write-off or write-down of resource properties and equipment	30,754	65,321
Gain (loss) on sale of resource properties and equipment	-	52,908
Site restoration costs provision	-	3,300
Changes in non-cash working capital items:		
Decrease in receivables	419	46,531
Decrease in prepaid expenses	1,519	972
Increase (decrease) in accounts payable and accrued liabilities	281,123	(187,821)
Net cash used in operating activities	75,668	(364,811)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock issued	100,000	363,000
Proceeds from (repayment of) loan payable	(10,000)	25,000
Proceeds from related party	45,176	2,656
Net cash provided by financing activities	135,176	390,656
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of capital assets	-	1,800
Acquisition of capital assets	(389)	(2,245)
Acquisition of resource properties and equipment	(215,157)	(117,545)
Proceeds from disposition of properties and equipment	-	102,395
Net cash used in investing activities	(215,546)	(15,595)
Change in cash position during year	(4,702)	10,250
Cash position, beginning of year	20,834	10,584
Cash position, end of year	$ 16,132	$ 20,834
Cash paid during the year for:		
Interest expense	$ 22,177	$ 9,829
Income taxes	-	-

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2002

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company's operations include the acquisition, exploration and development of and the production from oil and gas properties in Alberta, Canada and the United States. The Company is considered to be in the development stage.

These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. As the Company has a serious working capital deficiency, its ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable production in the future.

	2002	2001
Deficit	$ (8,781,651)	$ (8,540,108)
Working capital (deficiency)	(370,697)	(92,934)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Greypower Resources Ltd. ("Greypower"), a company incorporated in the province of Alberta, and Curlew Resource Corporation, a Nevada corporation. All significant inter-company balances and transactions have been eliminated.

Use of estimate

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Capital assets and amortization

Capital assets are recorded at cost and amortized over their estimated useful life using the declining balance method at rates of 20% and 30% per annum.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2002

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Resource properties and equipment

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Petroleum and natural gas properties and equipment

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the exploration for and development of petroleum and natural gas reserves are capitalized in cost centres on a country-by-country basis. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling both productive and non-productive wells. Proceeds from the disposal of petroleum and natural gas properties are applied against capitalized costs, unless such a disposal would alter the rate of depletion by 20% or more, in which case a gain or loss is recognized in income.

Depletion and amortization

Total capitalized costs plus a provision for future development costs, are depleted and amortized, on a country-by-country cost centre basis, using the unit-of-production method based upon estimated gross proved reserves as determined by independent and Company engineers with gas (oil) converted to oil (gas) on a relative energy equivalent basis. Costs of unproved properties excluded from the depletion calculation are evaluated periodically for impairment.

Other equipment is amortized on the declining balance basis at a rate of 20% per annum.

Ceiling test

In applying the full cost method, the Company will perform a ceiling test in the future which restricts the capitalized costs including a provision for future development costs less accumulated depletion and amortization, deferred future income taxes and accumulated provision for future removal and site restoration costs from exceeding an amount equal to the estimated undiscounted future net revenues from proved reserves based on year end prices and costs, and after deducting estimated future removal and site restoration costs, general and administrative expenses, financing costs and income taxes, plus the lower of cost or fair market value of unproved properties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2002

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Resource properties and equipment (cont'd...)

Ceiling test (cont'd...)

Capitalized costs to acquire significant proved reserves are excluded from the ceiling test for a period of 24 months following acquisition, provided any excess of costs over future net revenues is not considered to represent a permanent impairment of the ultimate recoverable amount.

Future removal and site restoration

Estimated future removal and site restoration costs are provided for on the unit-of-production method. These costs are based on year end engineering estimates of the anticipated costs of site restoration in accordance with current legislation and industry practices. The annual charge is recorded as additional depletion and amortization.

Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly these accounts reflect only the Company's proportionate interest in these activities.

Long-term investments

The Company records investments in which it does not have significant influence at cost and are adjusted to net realizable value if there is a decline in value that is other than temporary.

Foreign exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in earnings.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees and consultants pursuant to a stock option plan described in Note 8. No compensation expense is recognized for this plan when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2002

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Resource properties and equipment

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

Petroleum and natural gas properties and equipment

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the exploration for and development of petroleum and natural gas reserves are capitalized in cost centres on a country-by-country basis. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling both productive and non-productive wells. Proceeds from the disposal of petroleum and natural gas properties are applied against capitalized costs, unless such a disposal would alter the rate of depletion by 20% or more, in which case a gain or loss is recognized in income.

Depletion and amortization

Total capitalized costs plus a provision for future development costs, are depleted and amortized, on a country-by-country cost centre basis, using the unit-of-production method based upon estimated gross proved reserves as determined by independent and Company engineers with gas (oil) converted to oil (gas) on a relative energy equivalent basis. Costs of unproved properties excluded from the depletion calculation are evaluated periodically for impairment.

Other equipment is amortized on the declining balance basis at a rate of 20% per annum.

Ceiling test

In applying the full cost method, the Company will perform a ceiling test in the future which restricts the capitalized costs including a provision for future development costs less accumulated depletion and amortization, deferred future income taxes and accumulated provision for future removal and site restoration costs from exceeding an amount equal to the estimated undiscounted future net revenues from proved reserves based on year end prices and costs, and after deducting estimated future removal and site restoration costs, general and administrative expenses, financing costs and income taxes, plus the lower of cost or fair market value of unproved properties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2002

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive.

Earning per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. LONG-TERM INVESTMENT

The Company owns 1,250,000 common shares of Coral Sea Petroleum Ltd. a public company listed on the Canadian Venture Exchange. During 2000, the Company wrote-down the investment to a nominal value.

4. CAPITAL ASSETS

	2002			2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 36,938	$ 33,710	$ 3,228	$ 36,548	$ 32,327	$ 4,221
Office equipment	50,197	42,144	8,053	50,197	40,130	10,067
	$ 87,135	$ 75,854	$ 11,281	$ 86,745	$ 72,457	$ 14,288

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2002

5. RESOURCE PROPERTIES AND EQUIPMENT

	2002	2001
Buckhorn Gold Project	$ -	$ 1
Forum Prospect	1	1
Bacon Island Prospect	-	1
Turner Valley Oil Project	3,357,908	3,142,751
EKHO Project	777,738	777,738
Camp Colorado Prospect	1	30,754
	4,135,648	3,951,245
Less: accumulated depletion and amortization	(1,381,555)	(1,381,555)
	$ 2,754,093	$ 2,569,690

Buckhorn Gold Prospect - Okanogan County, Washington

The Company held a 5% net smelter royalty, with an advance royalty payment of U.S.$3,750 per annum. During the current year, the royalty payment was discontinued, the property was abandoned and all remaining costs were written-off to operations.

Forum Prospect - Los Angeles County, California

The Company currently holds a 5.5% interest in certain petroleum and natural gas rights. The Company previously abandoned the initial well and wrote down the rights to a nominal amount. During 2000, the Company sold a 2% interest in the prospect to settle outstanding debt in the amount of $50,000.

Bacon Island Prospect - San Joaquin County, California

The Company held an interest in certain petroleum and natural gas rights. The Company previously farmed-out 75% of its interest and wrote down its interests in the rights to a nominal amount. During the current year, management decided to abandon its interest in the prospect and all remaining costs were written-off to operations.

Turner Valley Oil Project - Calgary, Alberta

The Company holds various interests in certain petroleum and natural gas leases. During the current year, the Company signed farmout agreements on portions of the leases with three separate parties whereby the Company has retained royalty and/or working interest. Two wells are now in production on Company interest lands, another is in the production testing phase, and another is currently drilling. The Company is in a non-operator position on all leases in this area.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2002

5. **RESOURCE PROPERTIES AND EQUIPMENT** (cont'd...)

EKHO Project, California, USA

In 1999, the Company entered into a Participation Agreement and a Joint Operating Agreement with Tri-Valley Oil and Gas ("TVOG") concerning TVOG's EKHO Project located in the San Joaquin Valley, Kern County, California, USA. Pursuant to the Participation Agreement, TVOG has a 12.5% carried interest to pay-out which then converts to a 25% working interest. The Company holds a 4.38% working interest in the project. The Company must participate in the first three wells in order to earn the ongoing right to participate on a heads up basis in other wells drilled within the property. TVOG will be the operator and will conduct all drilling and production operations on the EKHO Project leases held by TVOG.

Madren Draw Prospect, Weston County, Wyoming

The Company holds a 5% working interest in the exploration and development of certain oil and gas leases. During 2001, management decided to abandon its interest in the prospect and all costs were written-off to operations.

Camp Colorado Prospect, Coleman County, Texas

The Company holds a 5% working interest in the exploration and development of certain oil and gas leases and including two producing gas wells. During the current year, as production has diminished, and the property may be sold, management decided to write-down its investment to a nominal value.

6. **LOAN PAYABLE**

The loan bears interest at the rate of 15% per annum, is unsecured and with no fixed terms of repayment.

7. **DUE TO RELATED PARTY**

Amounts due to related party bear interest at the Bank of Nova Scotia prime rate plus 2% per annum, with no specific terms of repayment and are unsecured. The Company has received assurance from the related party that the loan would not be called within the next 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2002

8. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common shares without par value		
Issued		
As at January 31, 2000	28,514,526	$ 10,478,253
Private placements	3,200,000	363,000
As at January 31, 2001	31,714,526	10,841,253
Private placements	1,500,000	100,000
As at January 31, 2002	33,214,526	$ 10,941,253

Stock options

The Company follows the policies of the CDNX under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following incentive stock options to acquire common shares were outstanding at January 31, 2002:

Number of Shares	Exercise Price	Expiry Date
2,450,000	$ 0.20	September 22, 2002

Stock option transactions for the respective years and the number of share options outstanding are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Balance, January 31, 2000 and 2001	2,550,000	$ 0.20
Options granted	-	-
Options cancelled/expired	(100,000)	0.20
Options exercised	-	-
Balance, January 31, 2002	2,450,000	$ 0.20
Number of options currently exercisable	2,450,000	$ 0.20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2002

8. **CAPITAL STOCK** (cont'd...)

Warrants

The following warrants to acquire common shares were outstanding at January 31, 2002:

Number of Shares	Exercise Price	Expiry Date
400,000	$ 0.20	February 12, 2002 (subsequently expired)
1,150,000	0.15	July 4, 2002
1,000,000	0.10	December 21, 2002
500,000	0.10	June 8, 2003

9. **SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS**

Significant non-cash transactions for the year ended January 31, 2002 was the Company accrued $196,490 in exploration costs in accounts payable.

Significant non-cash transactions for the year ended January 31, 2001 was the Company accrued $82,617 in exploration costs in accounts payable.

10. **INCOME TAXES**

As described in Note 2, the Company accounts for income taxes using the liability method in accordance with the recently Canadian Institute of Chartered Accountants recommendations on "Accounting for Income Taxes".

The tax effects of temporary differences that give rise to significant components of future tax assets are as follows:

	2002	2001
Future income tax assets:		
Non-capital loss carryforwards	$ 585,079	$ 739,949
Resource properties	454,127	634,632
Capital assets	28,926	33,797
Investments	47,000	111,500
	1,115,132	1,519,878
Future income tax liabilities:		
Resource properties due to flow-through shares	-	(13,380)
	1,115,132	1,506,498
Less: Valuation allowance	(1,115,132)	(1,506,498)
	$ -	$ -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2002

10. INCOME TAXES (cont'd...)

As at January 31, 2002, the Company had available for deduction against future taxable income non-capital losses of approximately $1,557,000. These losses if unutilized expire from 2003 to 2009.

The potential income tax benefit of these losses and tax pool balances have been offset by a valuation allowance.

The income tax provision attributable to losses from operations differs from the amounts computed by applying the statutory tax rate to the loss before income taxes as a result of the provision of a valuation allowance on future tax assets.

A reconciliation of current income taxes at statutory rates with the reported taxes are as follows:

	2002	2001
Loss before taxes	$ (241,543)	$ (358,574)
Income taxes at statutory rates of 39.6% (2001 - 44.6%)	$ (95,651)	$ (159,924)
Non deductible expenses and adjustment for income tax	13,524	81,124
Unrecognized benefit of net operating losses carried forward	82,127	78,800
Total current taxes	$ -	$ -

11. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $ 60,000 (2001 - $60,000) to a company controlled by a director.

b) Paid or accrued wages of $ 24,000 (2001 - $24,000) to the secretary of the Company.

c) Paid or accrued interest expense of $18,756 (2001 - $17,073) to a company controlled by a director for loans.

Included in accounts payable and accrued liabilities at January 31, 2002 is $18,500 (2001 - $5,810) due to the secretary of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12. WRITE-OFF OR WRITE-DOWN OF RESOURCE PROPERTIES AND EQUIPMENT

	2002	2001
Write-down of Camp Colorado Prospect	$ 30,754	$ -
Write-down of Madren Draw Prospect	-	65,321
	$ 30,754	$ 65,321

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2002

13. SEGMENTED INFORMATION

The Company's operates in one business segment being the exploration and development of oil and gas properties and its identifiable assets are located in the following locations:

	2002	2001
Canada	$ 2,006,194	$ 1,800,746
USA	777,802	808,494
	$ 2,783,996	$ 2,609,240

The Company's revenue for the year was earned in the following locations:

	2002	2001
Canada	$ 2,828	$ -
USA	9,921	8,238
	$ 12,749	$ 8,238

The Company's loss for the year was incurred in the following locations:

	2002	2001
Canada	$ 203,922	$ 293,077
USA	37,621	65,497
	$ 241,543	$ 358,574

14. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, loan payable and amounts due to a related party. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. The fair value of the amounts due to related parties are not determinable as they have no repayment terms.

CORPORATE INFORMATION

HEAD OFFICE:

B-104, 20641 Logan Avenue
Langley, BC V3A 7R3
Tel: 604-534-4377
Fax: 604-534-4310
Email: curlew-lake@telus.net
Internet: http://www.curlew-lake.com

BOARD OF DIRECTORS:

Robert B. Pincombe - Langley, BC
Michael G. Walker - Vancouver, BC
Eric N. Ascroft - Kelowna, BC
Cameron G. Troyer - Calgary, AB

OFFICERS:

Robert B. Pincombe - President
Eric N. Ascroft - Vice President/Finance
Shirley Dyer - Secretary

REGISTRAR & TRANSFER AGENT:

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC V6C 3B9
Email: caregistryinfo@computershare.com
Web: http://www.computershare.com

BANK:

Hong Kong Bank of Canada
#100-885 West Georgia Street
Vancouver, BC V6C 3G1

AUDITORS:

Davidson & Company
#1270-609 Granville Street
Vancouver, BC V7Y 1G6

LEGAL:

David A. Schwartz
Suite #600 - 580 Hornby Street
Vancouver, BC V6C 3B6

Bennett Jones Verchere
#4500 - 855, 2nd Street S.W.
Calgary, AB T2P 4K7

SHARES LISTING:

TSX Venture Exchange
Symbol - CWQ

SHARE CAPITALIZATION:

Authorized:
100,000,000 common shares

Issued and Outstanding:
33,214,525

S.E.C. No. 82-1978
Cusip No. 23129E107

CURLEW LAKE RESOURCES INC.

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